4
1

NYSE

0001012939

Director

Ball Corporation

0000009389
IRS-NUMBER  35-0160610

03/17/03

4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[    ]   Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1.	Name and Address of Reporting Person(s) Sissel, George A. 10 Longs Peak Dr. Broomfield, CO 80021-2510

2.	Issuer Name and Ticker or Trading Symbol Ball Corporation (BLL)

3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4.	Statement for Month/Day/Year 3/17/2003

5.	If Amendment, Date of Original (Month/Day/Year)

6.	Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other (specify below) BOARD DIRECTOR

7.	Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  03/17/03    M        20,000        A  $17.9688                    D  Direct
Common Stock                                  03/17/03    S        20,000        D  $53.2800                    D  Direct
Common Stock                                  03/17/03    J (1)    65            A  $53.6700     128,947        D  Direct
Common Stock                                                                                     19,600         I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Employee Stock Option (right to$17.9688        03/17/03       M                          20,000           (2)          04/21/08
 buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Employee Stock Option (right to03/17/03  Common Stock                   20,000                    40,000        D   Direct
 buy)

Explanation of Responses:

(1)  Dividend reinvestment in Ball Corporation Deferred Compensation Company Stock Plan.
(2)  Shares exercisable beginning one year after grant in 25% increments.

SIGNATURE OF REPORTING PERSON/S/
By:   Mary L. Rose, Dir., Exec. Comp. Prog.

For:  George A. Sissel

DATE   03/17/03